

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2017

Vincent T. Morgus
Chief Operating Officer
Carolina Complete Health Network, Inc.
222 N. Person Street, Suite 010
Raleigh, NC 27601

   Re: Carolina Complete Health Network, Inc.
     Amendment No. 1 to the Draft Offering Statement on Form 1-A
     Submitted October 3, 2017
     File No. 367-00110
     CIK No. 0001715363

Dear Mr. Morgus:

  We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to the Draft Offering Statement on Form 1-A

Offering Circular Summary, page 1

1. Please clearly state in the forepart of the offering circular that the closing of the Joint Venture is not expected to occur until September 2018.

We have substantial indebtedness and expect to incur additional substantial amounts of indebtedness in connection with the Joint Venture..., page 8

2. Please quantify the percentage of your Excess Cash Flows that you are required to remit

to Centene under the Loan and Security Agreement.

Use of Proceeds, page 15

3.   Please quantify the portion of the initial capitalization of the Joint Venture that CCHN is required to fund.

4.   You indicate that your offering will be conducted on a "best-efforts" basis. Please revise your disclosures to discuss how the amount and use of proceeds will be affected if you only sell 25%, 50%, and 75% of the shares being offered (in addition to the information you have provided for a 100% sale). As part of that disclosure, quantify the amounts you would owe for your obligation to capitalize the joint venture under the Joint Venture Agreement under each 25%, 50%, and 75% of the shares offered.

Capitalization, page 17

5.   Since this is a best efforts offering with no minimum number of shares to be sold, please revise your Capitalization table to omit the second "As Adjusted" column that gave effect to the offering. You may discuss the offering in a footnote to the Capitalization Table.

Part II
Business , page 18

6.   We note the description of your business and timeline assumes the approval of the Waiver Application. Please clarify your basis for assuming this application will be approved. If this is not a certainty, please explain the consequences if the application is denied.

Regulation, page 23

7.   Please expand your disclosure in this section to describe the state and federal government regulations that will effect the operations of the Company and the Joint Venture, particularly those regulations relating to the provision health care products and services and compliance with the Medicaid program.

Description of Capital Stock, page 42

8.   Your description of Class P Common Stock indicates that holders "are entitled to a number of votes per share equal to the number of Common Stock Equivalents held by them...Each holder of Class P Common Stock will be deemed to hold a number of Common Stock Equivalents equal to the number of shares of Class P Common Stock held by such holder." This appears to indicate that each holder of Class P Common Stock is entitled to one vote per share of Class P Common Stock held. Additionally, your earlier disclosure appears to indicate that holders of Class P Common Stock are only

permitted to own one share of Common Stock. If this is accurate, please revise to clarify that each holder is entitled to one vote. Alternatively, please provide further explanation.

You may contact Jacob Luxenburg at (202) 551-2339 or Kevin Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Suzanne Hayes at (202) 551-3675 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance